FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2004

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

  X

Form 40-F

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

March 4, 2004

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	19,587,087
ADD:	Stock Options Exercised	175,000
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	19,762,087

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				557,000
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Feb. 9/04	John Paterson	Mar.23/94	$5.00	(175,000)

			SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding – Pre Plan — Closing Balance	382,000*

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				553,500
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
	Feb. 4/04*	John Zhang	Feb.3/09	$30.40	50,000
	Feb.4/04*	John J. Fleming	Feb.3/09	$30.40	10,000
	Feb.4/04*	James B. Hume	Feb.3/09	$30.40	10,000
	Feb.4/04*	W. David Black	Feb.3/09	$30.40	10,000
	Feb.4/04*	Sun Li	Feb.3/09	$30.40	5,000
	Feb.4/04*	Shen Chengheng	Feb.3/09	$30.40	10,000
	Feb.4/04*	Tan Shundao	Feb.3/09	$30.40	20,000
	Feb.4/04*	Liemei Feng	Feb.3/09	$30.40	10,000
	Feb.24/04*	John J. Fleming	Feb.23/09	$35.50	2,000
				SUBTOTAL

* These stock options are subject to shareholders’ approval, which will be requested at the Company’s next Annual Generals Meeting in June 2004

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding – Post Plan — Closing Balance	680,500*
Stock Option Outstanding – Closing Balance – Grand Total	1,062,500*

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			29,500
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			29,500

All information reported in this Form is for the month of February 2004

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	March 4, 2004

THE FOLLOWING NEWS RELEASE HAS BEEN REDACTED TO CONFORM WITH THE REQUIREMENTS OF RULE 135(c) UNDER THE SECURITIES ACT OF 1933, FOR PURPOSES OF FURNISHING TO THE SECURITIES AND EXCHANGE COMMISSION UNDER COVER OF FORM 6K

SOUTHWESTERN RESOURCES CLOSES

$40.8 MILLION BOUGHT DEAL FINANCING

This news release, required by applicable Canadian Laws, is not for distribution to U.S. newswire services or for dissemination in the United States, and does not constitute an offer of the securities described herein

March 4, 2004

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX) (“Southwestern”) is pleased to announce that the financing disclosed on February 17, 2004 has closed and the Company has received gross proceeds of $40,825,000.  The syndicate of underwriters [INTENTIONALLY DELETED] purchased 1,150,000 common shares from Southwestern at $35.50 per common share.

The offering was made in the provinces of British Columbia, Alberta, Manitoba and Ontario. A portion of the offering was also made in the United States as a private placement through U.S. broker-dealers affiliated with the underwriters pursuant to an exemption under the U.S. Securities Act of 1933.  None of the offered securities have been registered under the U.S. Securities Act and may not be subsequently offered and sold in the United States unless registered or pursuant to an applicable exemption from the registration requirements.

 [INTENTIONALLY DELETED]

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

email: info@swgold.com

www.swgold.com

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

SOUTHWESTERN RESOURCES CORP.

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

Item 2.

Date of Material Change

March 4, 2004

Item 3.

Press Release

The Issuer issued a press release on March 4, 2004

Item 4.

Summary and Full Description of Material Change

The Company announces that the financing disclosed on February 17, 2004 has closed and the Company has received gross proceeds of $40,825,000.

Item. 5

Full Description of Material Change

See attached Press Release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.  This report is not being filed on a confidential basis.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

Thomas W. Beattie

Vice President, Corporate Development

Telephone:

(604) 669-2525

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

Dated at Vancouver, British Columbia this 4th day of March 2004.

“Thomas W. Beattie”

Thomas W. Beattie,  V.P., Corporate Development

THE FOLLOWING NEWS RELEASE HAS BEEN REDACTED TO CONFORM WITH THE REQUIREMENTS OF RULE 135(c) UNDER THE SECURITIES ACT OF 1933, FOR PURPOSES OF FURNISHING TO THE SECURITIES AND EXCHANGE COMMISSION UNDER COVER OF FORM 6K

SOUTHWESTERN RESOURCES CLOSES

$40.8 MILLION BOUGHT DEAL FINANCING

This news release, required by applicable Canadian Laws, is not for distribution to U.S. newswire services or for dissemination in the United States, and does not constitute an offer of the securities described herein

March 4, 2004

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX) (“Southwestern”) is pleased to announce that the financing disclosed on February 17, 2004 has closed and the Company has received gross proceeds of $40,825,000.  The syndicate of underwriters [INTENTIONALLY DELETED] purchased 1,150,000 common shares from Southwestern at $35.50 per common share.

The offering was made in the provinces of British Columbia, Alberta, Manitoba and Ontario. A portion of the offering was also made in the United States as a private placement through U.S. broker-dealers affiliated with the underwriters pursuant to an exemption under the U.S. Securities Act of 1933.  None of the offered securities have been registered under the U.S. Securities Act and may not be subsequently offered and sold in the United States unless registered or pursuant to an applicable exemption from the registration requirements.

 [INTENTIONALLY DELETED]

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

email: info@swgold.com

www.swgold.com